Exhibit 10.13

January 8, 2019

Ann Thorn

Dear Ann,

We are extremely excited to extend this offer to join our Caliber Home Loans, Inc. (“Caliber”) team as the Executive Vice President – Chief Loan Administration Officer, reporting to Sanjiv Das and working in our Coppell, Texas headquarters offices. We are confident that this will be an exceptional career opportunity for you and know you will add great value to Caliber through your immense contributions. This letter summarizes your compensation and benefits and contains important information regarding your status as an employee of Caliber, based on an anticipated start date of March 18, 2019.

We are pleased to extend an offer of an annualized base salary of $450,000.00, to be paid semi-monthly as earned in the amount of $18,750.00. In addition to your base salary, you are eligible for the following benefits and compensation programs:

Corporate Annual Bonus –

You will be eligible for the Corporate Annual Bonus Plan with a target opportunity of $700,000.00 (155% of base salary), which will not be prorated to your start date. Corporate Annual Bonuses are paid following year-end per the standard annual bonus cycle, no later than March 15th. Actual awards are discretionary and based on company and individual performance.

Long Term Incentive Plan (LTIP) –

You are eligible for participation in the company’s LTIP plan; at a 5% award amount, or the equivalent amount of pool units. You will be given a Long-Term Incentive Plan Award Agreement from Lone Star Funds, which will govern all awards. However, your LTIP award is being offered with the understanding that if a monetization event does not occur within 4 years from the date of your start date, you will have the option to receive a $1 million payment, in lieu of the LTIP award. This option will expire on your 4 year anniversary of your start date. You will need to notify the Chief Human Resources Officer prior to 60 days of the four year anniversary of your start date, for you to exercise this option. You can choose either the $1 million bonus or the LTIP award pursuant to your agreement, but not both. If a monetization event occurs anytime within the 4 year period, you are not eligible to receive the $1 million payment option.

Benefits Offerings –

You will be eligible to enroll in health and related benefits to be effective on the first day of the month immediately following your start date. You will become eligible to participate in the Company’s 401(k) Plan, which provides a generous match, on the first day of the month following the completion of 30 days of service. You can roll over your prior 401(k) account(s) into the Caliber 401k plan immediately. Your participation in Caliber’s benefits programs is subject to the terms and conditions of the applicable programs. While employed with Caliber, you are eligible for paid time off pursuant to company policy.

Termination and Severance –

This offer is subject to Caliber’s policies and procedures. Additionally, you are entering into an “At-Will Employment Relationship.” As such, Caliber may terminate your employment without Cause at any time upon written notice to you. Caliber may also terminate your employment for Cause at any time upon written notice, which will contain a statement noting the reason(s) for the Cause termination. If you are terminated without Cause, you will be entitled to severance in the amount of twelve months’ base pay, at your then-current rate of pay (at your semi-monthly pay rate). You will not be entitled to this severance unless you execute and do not revoke a release of all claims in favor Caliber and its affiliates, and the release is executed and delivered within the 21-day period immediately following your termination date. Monthly severance payments will begin on the first regular pay day occurring after the 7-day revocation period expires in the release. If you are terminated for Cause, Caliber has no obligation to pay any severance or other benefits, other than any base salary for the time that you were an active employee. “Cause” shall be defined in the Long-Term Incentive Plan Award documents.

As a new employee, you will need to provide the necessary forms of identification on your first day of employment in order to complete the I-9 Form required by the U.S. Department of Justice Immigration and Naturalization Service. This offer of employment is based upon the satisfactory completion of a civil and criminal background checks, credit check (as applicable to this position), social security trace, and application verification.

Except for your “at-will” status, the terms of your employment may be changed by Caliber at any time. Caliber may modify your compensation, available benefits, position responsibilities, and/or company policies and procedures. If these changes occur, they may take effect regardless of whether you provide your signature of approval on any relevant documentation.

You understand and agree that during your employment at Caliber you may not violate the terms of any agreement with any former employer or any company policy from a former employer that applies to your post-employment conduct. Further you may not bring to Caliber nor use at Caliber any confidential, proprietary or trade secret information from any company at which you formerly worked. Without limiting the generality of the prior prohibition, you should consider anything that was housed on a former employer’s computer including any laptop computer owned by or controlled by the company as confidential and should not take any documents or information housed on that Computer with you. Further, you should consider information such as client lists, contact lists including Outlook contact lists, work forms, policies and procedures, marketing materials, production reports, information regarding coworkers’ income (including W-2s) or production as confidential and not take from your employer or bring to Caliber such information. You understand and agree that any failure to comply with the terms listed in this paragraph would constitute a violation of Caliber policy which could, at the Caliber’s sole option, result in the immediate termination of your employment. Further should a violation of this policy result in litigation with any former employer, Caliber reserves the right to refuse to defend you in such litigation.

We look forward to the opportunity to work with you in an atmosphere that is successful and mutually innovative and collaborative. If you have any questions, you may contact Sean.Harding@CaliberHomeLoans.com.

Ann, we are delighted at the prospect of you joining us and look forward to you collaborating contagiously, caring fiercely, leading thoughtfully and doing the right thing as part of our Caliber team!

Please reply to this offer no later than January 15, 2019 otherwise the terms will become null and void. By accepting this offer letter, you acknowledge and agree that you will not disclose the contents of this offer with any persons or parties outside of Caliber , except with Caliber’s consent, nor will you use or disclose Caliber’s confidential information.

Sincerely,

Sean Harding

Caliber Home Loans, Inc. Human Resources Department

/s/ Ann Thorn
Ann Thorn

1/9/2019